UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Dated: February 12, 2010
Commission File Number: 000-26424
SILVER STANDARD RESOURCES INC.
(Exact name of registrant as specified in its charter)
1400 – 999 West Hastings Street
Vancouver, British Columbia
Canada V6C 2W2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     The exhibit filed on this Form 6-K is expressly incorporated by reference into this report and is hereby incorporated by reference as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-164707), as amended or supplemented.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc. (Registrant)
Date: February 12, 2010	By:	/s/ John J. Kim
		Name:	John J. Kim
		Title:	Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Underwriting Agreement dated February 12, 2010